Exhibit 99.1

FIRST MAJESTIC SILVER CORP.

Suite 1805 - 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	April 6, 2015
NYSE - AG
Frankfurt - FMV
Mexico - AG

First Majestic Announces Promotion of

Martin Palacios to Chief Transformation Officer

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce the promotion of Mr. Martin Palacios to the newly created position of Chief Transformation Officer (CTO). Since joining the Company in January 2012 as the Chief Information Officer (CIO), Mr. Palacios has played an integral part in diagnosing the Company’s information needs and crafted the Company’s mandate to ensure data integrity in what he defined as the “mining data value chain”.

This data chain concept consists on mapping, tracking and aggregating key data from the mine planning process all the way to finished goods and mineral sales. With this new mandate and focus, Mr. Palacios installed and implemented numerous informational systems where key data flows are digitally imported into SAP, which is the center piece of the applications portfolio. Total implementation time of SAP and most of its modules, which began in January 2013, took 25 weeks to complete. The applications implemented include: Enterprise Resource Management - ERP (SAP), Production accounting and metallurgical balance, Laboratory Information System - LIMS (Labware), Materials Movement, Microsoft SharePoint - Document repository interaction, QlikView - business intelligence platform, as well as lime-feed, ore haulage and concentrate scale automated systems. Using QlikView as the primary interface, the Company now has several information dashboards covering the full spectrum of real-time data transacted across the Company providing complete operational and financial visibility at each of the five operating mines.

Other areas of focus going forward will include: the continued improvement and use of SAP, materials management, mill automation, equipment maintenance and the deployment of a mass internal communication tool to connect and align all staff with a series of kiosks installed at all operations.

Mr. Palacios, in collaboration with Company management, initiated "Boots on the Ground", a vision of a new First Majestic, conceptualized by Keith Neumeyer, President and CEO, who believes that mining has to become as close to a manufacturing business as possible. Manufacturing businesses constantly look for small efficiencies in each process which should show continuous improvement, which yield small and large cost savings over time.

Mr. Neumeyer stated: “It is crucial to have someone focused on change, as mining operations are demanding, particularly in today’s current environment. A transformational shift is required in the mining industry which needs to be based on questioning everything, innovating, improving, eliminating waste and ensuring the ounces that we produce are profitable ounces. I see these turbulent times as a golden opportunity to make hard decisions and bring on transformational change that could be argued, should have happened earlier, but which in reality was much harder to implement during the previous cycle”.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.